SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q3 PROFIT OF €18M (UP 21%)
TRAFFIC UP 3%, AVG FARES UP 8% - F.Y. GUIDANCE RAISED TO €540M

Ryanair, Europe's only ultra-low cost carrier today (Jan 28) announced Q3 profits of €18m, up €3m on last year despite an €81m increase in fuel costs.  Revenues rose 15% to €969m as traffic grew 3% to 17.3m passengers.  Unit costs rose 11% mainly due to a 24% (€81m) increase in fuel.  Excluding fuel Q3 unit costs rose by 4%, while avg. fares improved by 8%.

Summary Q3 Results (IFRS) in Euro.

Q3 Results (IFRS) €	Dec 31, 2011	Dec 31, 2012	% Change
Passengers	16.7m	17.3m	+3%
Revenue	€844m	€969m	+15%
Profit after Tax	€14.9m	€18.1m	+21%
Basic EPS(euro cent)	1.02	1.25	+23%

Ryanair's CEO Michael O'Leary said:

"Our Q3 profit of €18m was ahead of expectations due to strong pre-Christmas bookings at higher yields.  The 8% rise in avg. fares reflects our improved customer service, record punctuality and the successful roll out of our reserved seating service.  Our fuel costs rose €81m, (+24%), slightly less than expected as oil prices increased 22% (from $84pbl) to $102pbl.  Excluding fuel, Q3 unit costs rose 4% due to excessive increases in Italian ATC costs, Spanish airport charges, and the strength of Sterling to the Euro.  Ancillary revenue performed strongly and rose 24% to approx. €13 per pax.

New Routes and Bases.
Our new routes and bases are performing well in their first winter, although some smaller bases such as Budapest and Warsaw are doing so at very low prices.  Our 51st base Maastricht opened in December, and we will open 6 new bases (total 57) from April in Eindhoven, Krakow, Zadar (Croatia), Chania (Greece), Marrakesh and Fez (Morocco).  Significant capacity cuts by Legacy and other struggling EU carriers continue to offer us substantial growth opportunities across Europe.   We expect further capacity cuts and restructurings in Europe as high fare, loss making carriers struggle to compete with Ryanair's expansion at low prices. During Q.3 Iberia, AFKLM, Air Berlin, and Lufthansa all announced major restructurings.  Both LOT and SAS are seeking further state support while the Swiss charter airline "Hello" has closed.  These trends will create more growth opportunities for Ryanair to grow profitably to 120m passengers over the next decade.

Customer Service.
Our industry leading customer service continues to improve as demonstrated by the following YTD milestones:-

• 93% of all Ryanair flights arrived on time (a new record).
• Lost bags have fallen to less than 1 per 3,000 pax.
• We cancel less than 4 flights in every 1,000.

No other EU airline can match Ryanair's fares or this level of passenger service.  The addition of reserved seating to our priority boarding service in 2012 has been very well received and a recent survey of Ryanair's traffic in Spain (where Ryanair is the largest carrier) highlighted that 22% of our passengers were travelling on business.  A survey of 10,000 passengers in December also yielded the following results:-

 •   87% were satisfied or very satisfied with their Ryanair flight.
 •   93% said they would fly Ryanair again.
 •   95% said Ryanair provide excellent value for money.

Ryanair Strengths.
Ryanair's ex fuel passenger cost of €27 (ytd) is lower than any carrier in Europe.  Our average fare of €50 is (by some distance) lower than any other EU carrier.  Our tight cost management, at a time when competitor costs are rising faster, will enable Ryanair to expand our price and cost leadership over all other EU airlines for the foreseeable future.  The combination of Ryanair's industry leading costs and customer service, strong cash flows and balance sheet, gives Ryanair a unique platform to deliver its next decade of growth as we target a 20% share of the EU short-haul market by growing to over 120m pax p.a.

Stansted Airport Sale
The sale of Stansted should be completed by the end of Spring.  We welcome its purchase by MAG and look forward to working with them (as we do currently in Manchester, East Midlands, and Bournemouth) to grow Stansted's low fare traffic back over 23m, where it was in 2007 before the BAA monopoly doubled Stansted's fees.  We also welcome the CAA's announcement that is "minded to" rule that Stansted has market power, and will need effective regulation to protect Stansted users from exploitation by the airport monopoly particularly when "there is evidence to suggest that Stansted is pricing above the competitive level".

Aer Lingus Update.
Under Irish Takeover Panel rules we are unable in these results to update on our offer to acquire Aer Lingus.  Accordingly we are issuing a separate announcement on this matter today.

Hedging & Balance Sheet.
We have recently extended our fuel hedges to 75% of FY 14 at $97pbl and hedges on our fuel exposures at $1.32.  At current rates our FY14 fuel cost per passenger will rise by approx. 5%, compared to a 14% increase in FY13.

A 2nd special dividend of €492m (€0.34 per share) was paid to shareholders in Q3, bringing to €1.53bn the funds returned by Ryanair to shareholders over the last five years.  Ryanair's balance sheet remains one of the strongest in the industry, with closing Q3 gross cash of €3.15bn.  We expect the year end net cash to be positive despite directly owning over 70% of our fleet of 305 young Boeing 737-800s.

Outlook.
Our Q3 yields were boosted by stronger pre-Christmas bookings, while lower than expected operating costs delivered slightly better profits than forecast.  However Q4 traffic (as previously guided) will drop by approx.400,000 passengers (-3%)below last year's Q4, due to our grounding up to 80 aircraft which limits the impact of high oil prices, high airport fees at Stansted and Dublin, and seasonally weaker Q4 demand.  On the basis of this improved Q3 result, our capacity cuts and limited visibility over Easter bookings and yields, (although we have seen some yield softness in January), we now expect our full year profits to exceed our previous guidance (of €490m to €520m) and rise close to €540m, a 7% increase on last year's profits despite a 19% increase in our oil costs.

ENDS.

For further information        Howard Millar                               Joe Carmody
please contact:                     Ryanair Holdings plc                    Edelman
www.ryanair.com                 Tel: 353-1-8121212                    Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe’s only ultra-low cost airline, operating more than 1,500 flights per day (over 500,000 per year) from 57 bases and 1,500 low fare routes across 28 countries, connecting 178 destinations and operating a fleet of 305 new Boeing 737-800 aircraft. Regulated by the Irish Aviation Authority, Ryanair currently has a team of more than 8,500 people, will carry over 79 million passengers in the current fiscal year (ending 31 Mar 2013) and has an unblemished 28-year safety record.

Ryanair Holdings plc and Subsidiaries Condensed Consolidated Interim Balance Sheet as at December 31, 2012 (unaudited)

		At Dec 31,	At Mar 31,
		2012	2012
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	4,933.6	4,925.2
Intangible assets		46.8	46.8
Available for sale financial assets	8	176.0	149.7
Derivative financial instruments		3.0	3.3
Total non-current assets		5,159.4	5,125.0

Current assets
Inventories		2.7	2.8
Other assets		70.0	64.9
Current tax		-	9.3
Trade receivables		59.3	51.5
Derivative financial instruments		37.5	231.9
Restricted cash		28.4	35.1
Financial assets: cash > 3months		2,276.7	772.2
Cash and cash equivalents		846.7	2,708.3
Total current assets		3,321.3	3,876.0

Total assets		8,480.7	9,001.0

Current liabilities
Trade payables		162.7	181.2
Accrued expenses and other liabilities		766.0	1,237.2
Current maturities of debt		395.0	368.4
Derivative financial instruments		35.5	28.2
Current tax		37.1	-
Total current liabilities		1,396.3	1,815.0

Non-current liabilities
Provisions		126.4	103.2
Derivative financial instruments		63.7	53.6
Deferred tax		332.0	319.4
Other creditors		138.0	146.3
Non-current maturities of debt		3,195.9	3,256.8
Total non-current liabilities		3,856.0	3,879.3

Shareholders' equity
Issued share capital	12	9.2	9.3
Share premium account		686.2	666.4
Capital redemption reserve	12	0.8	0.7
Retained earnings	12	2,463.4	2,400.1
Other reserves		68.8	230.2
Shareholders' equity		3,228.4	3,306.7

Total liabilities and shareholders' equity		8,480.7	9,001.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the nine months ended December 31, 2012 (unaudited)

		Period	Period
		Ended	Ended
		Dec 31,	Dec 31,
		2012	2011
	Note	€M	€M
Operating revenues
Scheduled revenues		3,271.0	2,893.3
Ancillary revenues		803.9	663.5
Total operating revenues - continuing operations		4,074.9	3,556.8
Operating expenses
Staff costs		339.8	314.8
Depreciation		249.0	232.0
Fuel & oil		1,539.7	1,240.6
Maintenance, materials & repairs		86.3	77.0
Aircraft rentals		72.1	66.8
Route charges		390.0	371.2
Airport & handling charges		490.1	437.4
Marketing, distribution & other		160.6	137.1
Total operating expenses		3,327.6	2,876.9
Operating profit - continuing operations		747.3	679.9

Other income/(expenses)
Finance income		24.3	33.9
Finance expense		(76.8)	(82.5)
Foreign exchange gain		3.8	3.8
Total other expenses		(48.7)	(44.8)
Profit before tax		698.6	635.1
Tax on profit on ordinary activities	4	(84.9)	(76.7)
Profit for the period - all attributable to equity holders of parent		613.7	558.4
Earnings per ordinary share (in € cent)
Basic	10	42.56	37.80
Diluted	10	42.45	37.73
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,441.9	1,477.4
Diluted	10	1,445.8	1,480.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended December 31, 2012 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Dec 31,	Dec 31,
		2012	2011
	Note	€M	€M
Operating revenues
Scheduled revenues		748.7	667.4
Ancillary revenues		220.1	177.0
Total operating revenues - continuing operations		968.8	844.4
Operating expenses
Staff costs		99.8	92.3
Depreciation		79.1	76.2
Fuel & oil		414.8	333.6
Maintenance, materials & repairs		28.6	27.7
Aircraft rentals		24.5	23.3
Route charges		104.8	99.7
Airport & handling charges		137.1	121.1
Marketing, distribution & other		45.5	41.1
Total operating expenses		934.2	815.0
Operating profit - continuing operations		34.6	29.4

Other income/(expenses)
Finance income		4.8	12.0
Finance expense		(24.0)	(27.7)
Foreign exchange gain		3.9	1.8
Total other expenses		(15.3)	(13.9)
Profit before tax		19.3	15.5
Tax on profit on ordinary activities	4	(1.2)	(0.6)
Profit for the quarter - all attributable to equity holders of parent		18.1	14.9
Earnings per ordinary share (in € cent)
Basic	10	1.25	1.02
Diluted	10	1.25	1.02
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,444.0	1,464.2
Diluted	10	1,448.3	1,467.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the nine months ended December 31, 2012 (unaudited)
	Nine months	Nine Months
	Ended	Ended
	Dec 31, 2012	Dec 31, 2011
	€M	€M

Profit for the nine months	613.7	558.4

Other comprehensive income:

Cash flow hedge reserve movements:
Net movement (out of) cash flow hedge reserve	(180.6)	(162.5)

Available for sale financial asset:
Net increase/(decrease) in fair value of available for sale financial asset	26.3	(12.9)
Other comprehensive (loss) for the nine months, net of income tax	(154.3)	(175.4)

Total comprehensive income for the nine months - all attributable to equity holders of Parent	459.4	383.0

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended December 31, 2012 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Dec 31, 2012	Dec 31, 2011
	€M	€M

Profit for the quarter	18.1	14.9

Other comprehensive income:

Cash flow hedge reserve movements:
Net movement (out of)/into cash flow hedge reserve	(78.8)	66.4

Available for sale financial asset:
Net increase/(decrease) in fair value of available for sale financial asset	11.5	(4.8)
Other comprehensive (loss)/income for the quarter, net of income tax	(67.3)	61.6

Total comprehensive (loss)/income for the quarter - all attributable to equity holders of Parent	(49.2)	76.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the nine months ended December 31, 2012

	Nine months	Nine Months
	Ended	Ended
	Dec 31,	Dec 31,
	2012	2011
	€M	€M
Operating activities
Profit before tax	698.6	635.1

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation	249.0	232.0
Decrease in inventories	0.1	0.1
(Increase) in trade receivables	(7.8)	(1.4)
(Increase) in other current assets	(6.1)	(12.0)
(Decrease) in trade payables	(18.5)	(12.1)
(Decrease) in accrued expenses	(472.6)	(463.2)
(Decrease)/increase in other creditors	(8.3)	29.2
Increase in provisions	23.2	3.9
Decrease in finance expense	1.3	5.5
Increase/(decrease) in finance income	1.0	(11.6)
Retirement costs	0.1	(0.1)
Share based payments charge/(credit)	1.5	(1.2)
Income tax refunded/(paid)	0.6	(2.5)
Net cash provided by operating activities	462.1	401.7

Investing activities
Capital expenditure (purchase of property, plant and equipment)	(257.4)	(106.0)
Decrease in restricted cash	6.7	7.8
(Increase) in financial assets: cash > 3months	(1,504.5)	(802.6)
Net cash used in investing activities	(1,755.2)	(900.8)

Financing activities
Net proceeds from shares issued	19.7	5.2
Dividend paid 13	(491.5)	-
Proceeds from long term borrowings Repayments of long term borrowings	237.1 (266.3)	63.0 (239.3)
Shares purchased under share buy-back programme 12	(67.5)	(85.1)
Net cash used in financing activities	(568.5)	(256.2)

(Decrease) in cash and cash equivalents	(1,861.6)	(755.3)
Cash and cash equivalents at beginning of the period	2,708.3	2,028.3
Cash and cash equivalents at end of the period	846.7	1,273.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2012

		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2011	1,489.6	9.5	659.3	1,967.6	0.5	257.4	59.6	2,953.9
Profit for the nine months	-	-	-	558.4	-	-	-	558.4
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	(162.5)	-	(162.5)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	(12.9)	(12.9)
Total other comprehensive income	-	-	-	-	-	(162.5)	(12.9)	(175.4)
Total comprehensive income	-	-	-	558.4	-	(162.5)	(12.9)	383.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.9	-	5.2	-	-	-	-	5.2
Repurchase of ordinary equity shares	(27.0)	-	-	(85.1)	-	-	-	(85.1)
Cancellation of repurchased ordinary shares	-	(0.2)	-	-	0.2	-	-	-
Share-based payments	-	-	-	-	-	-	(1.2)	(1.2)
Transfer of exercised and expired share based awards	-	-	-	2.3	-	-	(2.3)	-
Balance at December 31, 2011	1,464.5	9.3	664.5	2,443.2	0.7	94.9	43.2	3,255.8
Profit for the three months	-	-	-	2.0	-	-	-	2.0
Other comprehensive income
Net actuarial losses from retirement benefits plan	-	-	-	(6.3)	-	-	-	(6.3)
Net movements into cash flow reserve	-	-	-	-	-	43.7	-	43.7
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	48.6	48.6
Total other comprehensive income	-	-	-	(6.3)	-	43.7	48.6	86.0
Total comprehensive income/(expense)	-	-	-	(4.3)	-	43.7	48.6	88.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.6	-	1.9	-	-	-	-	1.9
Repurchase of ordinary equity shares	-	-	-	(39.5)	-	-	-	(39.5)
Cancellation of repurchased ordinary shares	(9.5)	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	-	0.5	0.5
Transfer of exercised and expired share based awards	-	-	-	0.7	-	-	(0.7)	-
Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the nine months ended December 31, 2012 (unaudited) (cont.)

		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2012	1,455.6	9.3	666.4	2,400.1	0.7	138.6	91.6	3,306.7
Profit for the nine months	-	-	-	613.7	-	-	-	613.7
Other comprehensive income
Net movements into cash flow reserve	-	-	-	-	-	(180.6)	-	(180.6)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	26.3	26.3
Total other comprehensive income	-	-	-		-	(180.6)	26.3	(154.3)
Total comprehensive income	-	-	-	613.7	-	(180.6)	26.3	459.4
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	6.1	-	19.8	-	-	-	-	19.8
Repurchase of ordinary equity shares	-	-	-	(67.5)	-	-	-	(67.5)
Cancellation of repurchased ordinary shares	(15.0)	(0.1)	-	-	0.1	-	-	-
Share-based payments	-	-	-	-	-	-	1.5	1.5
Dividend paid	-	-	-	(491.5)	-	-	-	(491.5)
Transfer of exercised and expired share based awards	-	-	-	8.6	-	-	(8.6)	-
Balance at December 31, 2012	1,446.7	9.2	686.2	2,463.4	0.8	(42.0)	110.8	3,228.4

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Summary nine months ended December 31, 2012

Profit after tax increased by 10% to €613.7m compared to €558.4m in the nine months ended December 31, 2011 primarily due to a 6% increase in average fares and strong ancillary revenues, offset by a 24% increase in fuel costs.  Total operating revenues increased by 15% to €4,074.9m as average fares rose by 6%.  Ancillary revenues grew by 21%, faster than the 6% increase in passenger numbers, to €803.9m due to a combination of an improved product mix and the roll out of reserved seating across the network.  Total revenue per passenger, as a result, increased by 8% whilst Load Factor remained flat at 84% compared to the period ended December 31, 2011.

Total operating expenses increased by 16% to €3,327.6m, primarily due to an increase in fuel prices, the higher level of activity, the strength of sterling to the euro and operating costs associated with the growth of the airline.  Fuel, which represents 46% of total operating costs compared to 43% in the comparative period, increased by 24% to €1,539.7m due to the higher price per gallon paid and increased activity in the period.  Unit costs excluding fuel increased by 3%, including fuel unit costs rose by 9%.  Operating margin decreased by 1 point to 18% whilst operating profit increased by 10% to €747.3m.

Net margin was down 1 point to 15%, compared to December 31, 2011.

Basic earnings per share for the period were 42.56 euro cent compared to basic earnings per share of 37.80 euro cent at December 31, 2011.

Balance sheet
Gross cash decreased by €363.8m since March 31, 2012 to €3,151.8m and Gross debt fell by €34.3m to €3,590.9m.  The Group generated cash from operating activities of €462.1m which funded net capital expenditure of €257.4m, a dividend of €491.5m, debt repayments, and a €67.5m share buy-back programme.  As a result Net debt at period end has increased by €329.5m to €439.1m (March 31, 2012 €109.6m).

Detailed Discussion and Analysis for the nine months ended December 31, 2012

Profit after tax increased by 10% to €613.7m primarily due to a 6% increase in average fares and strong ancillary revenues offset by a 24% rise in fuel costs.  Total operating revenues increased by 15% to €4,074.9m primarily due to a 6% increase in average fares, a 6% rise in passenger numbers and strong ancillary revenue.  Fuel, which represents 46% of total operating costs, compared to 43% in the prior year, increased by 24% to €1,539.7m due to a higher price per gallon paid and increased activity in the period.  Unit costs excluding fuel rose by 3%, including fuel unit costs rose by 9%.  Operating margin, as a result of the above, decreased by 1 point to 18% whilst operating profit increased by 10% to €747.3m.

Total operating revenues increased by 15% to €4,074.9m primarily due to a 6% rise in average fares which was partially impacted by the strength of sterling to the euro, a 6% increase in passenger numbers to 65.3m and strong ancillary revenues.

Total revenue per passenger rose by 8%, primarily due to a 6% increase in average fare and strong growth in ancillary revenues.
Scheduled passenger revenues increased by 13% to €3,271.0m due to a 6% increase in passengers and a 6% rise in average fares, and was partially assisted by the strength of sterling to the euro.  Load factor remained flat at 84%.

Ancillary revenues increased by 21% to €803.9m, faster than the 6% increase in passenger volume, due to a combination of an improved product mix, the roll out of reserved seating across the network, and higher internet related revenues.

Total operating expenses increased by 16% to €3,327.6m due to the 24% rise in fuel costs, increased costs associated with the growth of the airline, and the negative impact of the strength of sterling to the euro.

Staff costs increased by 8% to €339.8m due to a 5% increase in flight hours and a 2% pay increase for flight crew granted in April 2012.

Depreciation and amortisation increased by 7% to €249.0m due to a combination of the increased level of activity and more 'owned' aircraft in the fleet this period (December 31, 2012: 246) compared to the nine months ended December 31, 2011 (224).

Fuel & oil costs increased by 24% to €1,539.7m due to higher fuel prices and the increased activity in the period.

Maintenance costs increased by 12% to €86.3m, due to the higher level of activity, line maintenance costs arising from the launch of new bases, and handback provisions for leased aircraft.

Aircraft rental costs increased by 8% to €72.1m, due to a net increase in leased aircraft from 53 to 55 and the negative impact of higher lessor financing costs for 12 new leased aircraft.  We handed back 4 aircraft during the period at the end of their leases.

Route charges rose by 5% to €390.0m due to the increased number of sectors flown, offset by a slightly shorter sector length.

Airport & handling charges increased by 12% to €490.1m, due to the 7% increase in sectors flown, increased charges in Spain, a quadrupling of ATC charges in Italy, the mix of new routes and bases launched, and the strength of sterling to the euro.

Marketing, distribution & other costs increased by €23.5m to €160.6m, reflecting higher marketing spend per passenger due to the launch of 6 new bases and new routes compared to the period ending December 31, 2011.  Ancillary costs also rose due to the increased level of sales.

Operating margin decreased by 1 point to 18% due to the reasons outlined above and operating profits have increased by 10% to €747.3m.

Finance income decreased by 28% to €24.3m primarily due to the decline in interest rates, particularly for deposits placed with highly rated financial institutions, which resulted in lower yields.

Finance expense decreased by 7% to €76.8m primarily due to lower interest rates in the period compared to the nine months ended December 31, 2011.

Balance sheet
Gross cash decreased by €363.8m since March 31, 2012 to €3,151.8m and Gross debt fell by €34.3m to €3,590.9m.  The Group generated cash from operating activities of €462.1m which funded net capital expenditure of €257.4m, a dividend of €491.5m, debt repayments, and a €67.5m share buy-back programme.  As a result, Net debt at period end has increased by €329.5m to €439.1m (March 31, 2012 €109.6m).

Shareholders' equity decreased by €78.3m in the period to €3,228.4m due to the payment of a €491.5m dividend, a €67.5m share buy-back, and the impact of IFRS accounting treatment for derivatives and employee share options, offset by the net profit after tax of €613.7m.

Detailed Discussion and Analysis for the quarter ended December 31, 2012

Profit after tax increased by 21% to €18.1m primarily due to an 8% increase in average fares and strong ancillary revenues offset by a 24% rise in fuel costs.  Total operating revenues increased by 15% to €968.8m primarily due to an 8% increase in average fares, and a 3% rise in passenger numbers.  Fuel, which represents 44% of total operating costs compared to 41% in the prior year, increased by 24% to €414.8m due to a higher price per gallon paid and increased activity in the period.  Unit costs excluding fuel rose by 4%, including fuel unit costs rose by 11%.  Operating margin, as a result of the above, increased by 1 point to 4% whilst operating profit rose by 18% to €34.6m.

Total operating revenues increased by 15% to €968.8m primarily due to an 8% increase in average fares which was partially impacted by the strength of sterling to the euro, a 3% increase in passenger numbers to 17.3m and strong ancillary revenues.

Total revenue per passenger rose by 11%, primarily due to an 8% increase in average fare and strong growth in ancillary revenues.

Scheduled passenger revenues increased by 12% to €748.7m due to a 3% rise in passenger numbers and an 8% increase in average fares, and was partially assisted by the strength of sterling to the euro.  Load factor remained flat at 81%.

Ancillary revenues increased by 24% to €220.1m, faster than the 3% increase in passenger volume, due to a combination of an improved product mix, the roll out of reserved seating across the network and higher internet related revenues.

Total operating expenses increased by 15% to €934.2m due to the 24% rise in fuel costs, increased costs associated with the growth of the airline and the negative impact of the strength of sterling to the euro.

Staff costs increased by 8% to €99.8m due to a 4% increase in flight hours, a 2% pay increase for flight crew granted in April 2012, and the strength of sterling to the euro.

Depreciation and amortisation increased by 4% to €79.1m due to a combination of the increased level of activity and more 'owned' aircraft in the fleet this quarter (December 31, 2012: 246) compared to the quarter ended December 31, 2011 (224), partially offset by timing adjustments related to lower winter activity levels.

Fuel & oil costs increased by 24% to €414.8m due to higher fuel prices and the increased activity in the period.
Maintenance costs increased by 4% to €28.6m, due to the higher level of activity, line maintenance costs arising from the launch of new bases and handback provisions for leased aircraft.

Aircraft rental costs increased by 5% to €24.5m, due to a net increase in the number of average leased aircraft from 55 to 56, and the negative impact of higher lessor financing costs for 12 new leased aircraft.  We handed back 4 aircraft in the quarter ended June 30, 2012 at the end of their leases.

Route charges rose by 5% to €104.8m due to the increased number of sectors flown, offset by a slightly shorter sector length.

Airport & handling charges increased by 13% to €137.1m, due to the 3% increase in sectors flown, increased charges in Spain, a quadrupling of ATC charges in Italy, the mix of new routes and bases launched and the strength of sterling to the euro.

Marketing, distribution & other costs increased by €4.3m to €45.5m, reflecting higher marketing spend per passenger due to the launch of an additional 6 new bases and new routes compared to the quarter ended December 31, 2011.  Ancillary costs also rose due to the increased level of sales.

Operating margin increased by 1 point due to the reasons outlined above and operating profits have increased by 18% to €34.6m.

Finance income decreased by €7.2m to €4.8m primarily due to the general decline in interest rates, particularly for deposits placed with highly rated financial institutions, which resulted in lower yields.

Finance expense is down by 14% to €24.0m primarily due to lower interest rates in the quarter compared to the quarter ended December 31, 2011.

Ryanair Holdings plc
Interim Management Report

Introduction

This financial report for the nine months ended December 31, 2012 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

This interim management report includes the following:

• Principal risks and uncertainties relating to the remaining three months of the year;

• Related party transactions; and

• Post balance sheet events.

Results of operations for the nine month period ended December 31, 2012 compared to the nine month period ended December 31, 2011, including important events that occurred during the nine months, are set forth above in the Operating and Financial Overview.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel and other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the current members of our Board of Directors are as follows:

Mr. David Bonderman
Mr. Michael Horgan
Mr. Klaus Kirchberger (due to resign March 31, 2013)
Mr. Charles McCreevy
Mr. Declan McKeon
Mr. Kyran McLaughlin
Mr. Michael O'Leary
Mr. James Osborne
Ms. Julie O'Neill (appointed December 13, 2012)
Ms. Louise Phelan (appointed December 13, 2012)

Related party transactions

Please see note 14.

Post balance sheet events

Please see note 15.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.                   Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland.  The unaudited condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2012 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2012 Annual Report for the year ended March 31, 2012, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2012, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2012 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2012, together with the independent auditor's report thereon, have been filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website.  The auditors' report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the nine months ended December 31, 2012 on January 25, 2013.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

There were no new standards, interpretations or amendments to existing standards adopted for the first time in the period ended December 31, 2012, which would have a material impact on our financial position or results from operations.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

• IAS 1 (amendment 2011) "Presentation of items of other comprehensive income" (effective for fiscal periods beginning on or after July 1, 2012).

• IFRS 10, "Consolidated Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 19 (amendment 2011) "Employee benefits" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 11, "Joint Arrangements" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 12, "Disclosure of Interests in other Entities" (effective for fiscal periods beginning on or after January 1, 2013).

• IFRS 13, "Fair Value Measurement" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 27 (amended 2011) "Separate Financial Statements" (effective for fiscal periods beginning on or after January 1, 2013).

• IAS 28 (amended 2011) "Investments in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2013).

• Amendments to IFRS 7: "Disclosures - Offsetting Financial Assets and Financial Liabilities" (effective for fiscal periods beginning on or after January 1, 2013).

• Annual improvements to IFRSs (issued May 2012 ) (effective for fiscal periods beginning on or after January 1, 2013)

• Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32): (effective for fiscal periods beginning on or after January 1, 2014).

• IFRS 9 Financial Instruments (IFRS 9 (2010)) (effective for fiscal periods beginning on or after January 1, 2015).

2.       Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.       Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense

The Group's consolidated effective tax rate in respect of operations for the nine months ended December 31, 2012 was 12.2% (December 31, 2011: 12.1%).  The tax charge for the nine months ended December 31, 2012 of €84.9m (December 31, 2011: €76.7m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement and the utilisation of previous trading losses.

5.      Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The charge of €1.5m is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.      Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.      Capital commitments

At December 31, 2012 Ryanair had an operating fleet of 305 (2011: 282) Boeing 737-800 aircraft.  All firm orders for Boeing 737-800's, under the agreement with Boeing, have been delivered in full as at December 31, 2012 and there are no further aircraft purchase commitments as of December 31, 2012.

8.      Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €149.7m at March 31, 2012 to €176.0m at December 31, 2012 is comprised of a gain of €26.3m, recognised through other comprehensive income, reflecting the increase in the Aer Lingus share price from €0.94 per share at March 31, 2012 to €1.105 per share at December 31, 2012.  On August 29, 2012 the EU Competition Commission announced that the proposed merger would enter a Phase 2 review which is expected to be completed in February 2013.

9.      Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.  The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/(loss) after tax of the Company for the period.

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company's single reportable segment.

Reportable segment information is presented as follows:	Nine months	Nine months
	Ended	Ended
	Dec 31,	Dec 31,
	2012	2011
	€M	€'M
External revenues	4,074.9	3,556.8

Reportable segment profit after income tax	613.7	558.4

	At Dec 31, 2012 €M	At Mar 31, 2012 €M
Reportable segment assets (excludes the available for sale financial asset)	8,304.7	8,851.3

10.     Earnings per share

	Nine months	Nine months	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Dec-31	Dec-31	Dec-31	Dec-31
	2012	2011	2012	2011

Basic earnings per ordinary share euro cent	42.56	37.80	1.25	1.02
Diluted earnings per ordinary share euro cent	42.45	37.73	1.25	1.02
Weighted average number of ordinary shares (in M's) - basic	1,441.9	1,477.4	1,444.0	1,464.2
Weighted average number of ordinary shares (in M's) - diluted	1,445.8	1,480.1	1,448.3	1,467.3

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 4.3m (2011: 2.7m).

11.      Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the nine months amounted to €257.4m and is primarily aircraft purchases.

12.     Share buy-back

On March 29, 2012, the Company agreed to buy back 15.0m ordinary shares at a cost of €67.5m.  This trade settled in early April 2012.  This is equivalent to approximately 1.0% of the Company's issued share capital.  All ordinary shares repurchased have been cancelled.  Accordingly, share capital decreased by 15.0m ordinary shares with a nominal value of €0.1m and the capital redemption reserve increased by a corresponding €0.1m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

13.     Dividend

At the Company's AGM on September 21, 2012, a dividend of €0.34 per ordinary share was approved by the shareholders. The dividend totalling €491.5m was paid to shareholders on November 30, 2012.

14.     Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the nine months ended December 31, 2012 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2012 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.     Post balance sheet events

There are no significant post balance sheet events.

 Ryanair Holdings plc
Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors (as listed in the Interim Management Report) confirm that, to the best of each person's knowledge and belief:

1)   The unaudited condensed consolidated interim financial statements for the nine months ended December 31, 2012, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002.

2) The interim management report includes a fair review of the information required by:

            (i)    Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the nine months ended December 31, 2012 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the three months ending March 31, 2013; and

            (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the nine months ended December 31, 2012 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2012 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                     Michael O'Leary
Chairman                                                                    Chief Executive
January 25, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 January, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary